AURORA WIRELESS, INC.

NOTE

$______________

Date: _____________

San Diego, California

1. Obligation. For Value received AURORA WIRELESS, INC., a Pennsylvania corporation (herein called the "Company"), promises to pay to the order of ________________ (the "Noteholder"), the principal amount of $3,000.00 together with interest from the date hereof (computed on the basis of a 360-day year) on the unpaid principal amount hereof at the rate of 9% per annum, all due and payable 30 months from the date hereof.

Principal of, and premium, if any, and interest on the Note will be payable, and the Note may be presented for transfer and exchange, at the principal office of the Noteholder in San Diego, California.

2. Default. The occurrence of any one or more of the following events shall constitute an event of default ("Event of Default") by the Company hereunder:

The Company defaults in the payment of principal and interest on this Note when the same becomes due and payable, and the default continues for a period of ten (10) days after notice is given by the Noteholder to the Company of the failure to make such payment;

The Company shall make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or commence a voluntary case or proceeding or consent to the institution of bankruptcy or insolvency proceedings against it, or a court of competent jurisdiction shall enter a judgment, decree or order for relief against the Company in any involuntary case or proceeding or under any bankruptcy law which judgment, decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days.

3. Remedies. If the Company shall be in default under this Note the Noteholder shall have all rights at law or in equity to remedy the default.

4. Notices. All notices referred to in this Note shall be in writing, and shall be sent by certified mail, return receipt requested, and if to the Company at its then principal place of business, currently 996 Old Eagle School Rd, Suite 1102 Wayne, PA 19087, and if to the Noteholder to
_____________________________________________.

5. Reports. Provided that the Notes are outstanding, the Company shall provide each Noteholder with any and all reports, including financial reports, which it provides to shareholder, in the same manner and at the same time.

6. Waiver. The failure of any party to enforce any of the terms and provisions hereof, or the failure to declare a default hereunder shall apply only in the particular instance, and shall not operate as a continuing waiver.

7. Benefit. This Note and Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns; provided, however, that this Note, and all rights hereunder, shall be assignable by the Noteholder without restriction.

8. Construction. The laws of the State of California shall govern the construction of this Note and the rights and duties of the parties hereto. Disputes shall be settled by binding arbitration in San Diego, California at JAMS or the American Arbitration Association.

IN WITNESS WHEREOF, this Note has been duly executed as of the day and year first set forth above.

AURORA WIRELESS, INC., a Pennsylvania corporation


By  ____________________________________
Timothy W. Cunningham, President